Filed pursuant to Rule 433
 Registration File No. 333-238958
Supplementing the Preliminary Prospectus Supplement dated June 16, 2020
(To Prospectus dated June 15, 2020)

Amerant Bancorp Inc.

Pricing Term Sheet
June 19, 2020

$14,000,000 5.75% Senior Notes due 2025

Issuer:	Amerant Bancorp Inc. (the “Company”)

Guarantor:	Amerant Florida Bancorp Inc.

Expected Ratings:*	BBB- by Kroll Bond Rating Agency
A- by Egan-Jones Ratings Company

Security Type:	Senior Unsecured Notes (the “Notes”)

Securities:	5.75% Notes due 2025

Prior Offering:	$46,000,000 of the Notes were priced on June 16, 2020

Principal Amount:	$14,000,000

Maturity:	June 30, 2025

Coupon (Interest Rate):	5.75%

Price to Public:	100.00% of the principal amount

Fungibility with the Prior Offering:	The Notes have the same terms as the Notes priced on June 16, 2020 and will comprise a single issuance of $60,000,000 aggregate principal amount with those Notes.

Use of Proceeds:
We estimate that the net proceeds from the sale of the Notes, after deducting the underwriting discounts and certain offering expenses, will be approximately $13,790,000. We intend to use the net proceeds from this offering for general corporate purposes, which may include working capital, providing capital to support the organic growth of Amerant Bank, N.A., funding the opportunistic acquisition of similar or complementary financial service organizations and repaying outstanding indebtedness.

Underwriting Discount	1.5%. The Underwriter will reimburse the Company up to $25,000 for all reasonable and documented out-of-pocket expenses in connection herewith.

Conflicts of Interest:
Amerant Investments, Inc., Amerant Bank, N.A.’s securities broker-dealer subsidiary, will participate in the offering as a dealer with a concession from the public offering price of 50 basis points. Therefore, Amerant Investments is deemed to have a “conflict of interest” under FINRA Rule 5121 and, accordingly, the offering of the Notes will comply with the applicable requirements of FINRA Rule 5121. The appointment of a “qualified independent underwriter” is not necessary in connection with this offering as the Notes are investment grade rated securities.

Yield to Maturity:	5.75%

Interest Payment Dates:	Semi-annually on June 30 and December 30 of each year, commencing on December 30, 2020

Record Date:	The 15th calendar day immediately preceding the applicable Interest Payment Date

Par Call:	On or after March 30, 2025 (three months prior to the maturity date)

Trade Date:	June 19, 2020

Settlement Date:	June 23, 2020 (T + 2)

Denominations:	Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	023576 AA9 / US023576AA95

Sole Book-Running Manager:	Raymond James & Associates, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer and guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Raymond James & Associates, Inc. at 1-800-248-8863.

This pricing term sheet supplements the preliminary form of prospectus supplement filed by Amerant Bancorp Inc. and Amerant Florida Bancorp Inc. on June 16, 2020 (the “Preliminary Prospectus Supplement”) relating to its Prospectus, as amended, dated June 15, 2020. Terms used and not defined herein have the meanings given to them in the Preliminary Prospectus Supplement.